Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Lazard Growth Acquisition Corp. I (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-252408) of our report dated December 18, 2020, except for Note 8, as to which the date is February 8, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Lazard Growth Acquisition Corp. I as of December 17, 2020 and for the period from December 10, 2020 (inception) through December 17, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 8, 2021